UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2006
                    ----------------------------------------


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F [X]       Form 40-F [_]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated February 17, 2006.

                                    Exhibit 1

FRONTLINE LTD.
PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2005 RESULTS

Highlights

     o Frontline reports net income of $133.8 million and earnings per share of $1.79 for the fourth quarter of 2005.

     o Frontline reports annual results of $606.8 million and earnings per share of $8.11.

     o    Frontline announces a cash dividend of $1.50 per share.

     o Frontline spins off a further approximately 5 percent of Ship Finance International Limited.

Fourth Quarter and Financial Year 2005 Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income of $133.8 million for the fourth quarter of 2005, equivalent to earnings per share of $1.79. Operating income for the quarter was $236.9 million compared to $142.1 million in the third quarter. This reflects the strengthening of the market during the fourth quarter. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $65,800, $44,100 and $32,900 respectively compared with $37,100, $26,200 and $34,700 respectively in the third quarter of 2005.

Interest income was $11.2 million in the quarter, of which, $6.2 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation ("ITC"). The Company recorded interest expense of $53.8 million in the fourth quarter of which $15.6 million relates to ITC.

The Company's share of income from associates excludes its share of the profit arising from its purchase of the Front Tobago from its joint venture partners. This share of profit has been offset against the cost of the vessel. At December 31, 2005 a $1.8 million loss on impairment was accrued on the Navix Astral which was sold in January 2006 to its bareboat charterer pursuant to a purchase option.

The total for other financial items in the fourth quarter was a gain of $6.8 million compared to a net gain of $17.3 million in the third quarter of 2005. An increase in the forward curve for Libor rates in the quarter has resulted in valuation gains of $3.1 million on interest rate swaps in the fourth quarter compared to valuation gains of $8.4 million in the third quarter of 2005. As at December 31, 2005, the Company had interest rate swaps with a total notional principal of $618.3 million of which $568.3 million relates to Ship Finance International Limited ("Ship Finance"). The valuation of freight future agreements to market value has resulted in a gain of $0.6 million compared to a gain of $0.4 million in the third quarter.

Frontline announces net income of $606.8 million for the year ended December 31, 2005, equivalent to earnings per share of $8.11. The TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers were $57,400, $40,300 and $34,900, respectively.

As at December 31, 2005, the Company had total cash and cash equivalents of $737.3 million which includes $636.8 million of restricted cash. Restricted cash includes $328.9 million relating to deposits in ITC and $274.4 million in Frontline Shipping Limited and Frontline Shipping II Limited. As of February 2006, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $28,149 and $22,027 respectively.

The results for the quarter and the year ended December 31, 2004 have been restated to reflect discontinued operations related to the dry bulk operations sold during 2004 and 2005. In addition, the balance sheet has been restated in the second quarter of 2005 as a result of an adjustment to the accounting for the purchase of the two vessels Ship Finance acquired from related parties associated with Hemen Holdings Ltd in June 2005. Following consultation and advice received from the United States Securities and Exchange Commission, the Company has now recorded this transaction at fair value and consequently recorded an equity contribution of approximately $85 million.

Corporate and Other Matters

On December 15, 2005, the Company purchased the VLCC Front Tobago from its two joint venture partners for a cost of approximately $36 million.

In January 2006, the VLCC Navix Astral was sold to its existing bareboat charterer pursuant to a charterer's purchase option that was exercised in November 2005. In January 2006 the Company sold the Front Tobago to Ship Finance to replace and fulfil the remainder of the Navix Astral time charter with Frontline.

In the fourth quarter, Ship Finance repurchased $1.0 million of its 8.5% Notes bringing the total Notes repurchased in 2005 to $73.2 million. The principal outstanding amount on the Notes is currently $457.1 million.

On February 17, 2006, the Board declared a dividend of $1.50 per share. The record date for the dividend is March 6, 2006, the ex dividend date is March 2, 2006 and the dividend will be paid on or about March 20, 2006. The slight reduction in the pay out ratio represents no change in the corporate philosophy but should be seen in the context of upcoming investments to be made in newbuilding orders and conversion of vessels to heavylift vessels.

The Board has also decided to distribute approximately 5 percent of the outstanding shares in Ship Finance to Frontline's shareholders. The distribution is driven by the wish to increase the liquidity and the general interest in the Ship Finance stock. Every Frontline shareholder will receive one share in Ship Finance for every 20 shares held in Frontline. The record date for this distribution is March 6, 2006, ex dividend date is March 2, 2006 and the distribution will be made on or about March 20, 2006.

At December 31, 2005, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and twelve months then ended was also 74,825,169.

In February 2006, Frontline ordered two 297,000 dwt VLCC's for delivery in 2009 with an option for another two VLCC's for delivery in 2009/2010 at Jiagnan Shipyard in China.

The Market

The generally positive trend of the VLCC market witnessed at the end of the third quarter of the year continued with strength well into the fourth quarter. After a brief decline in late September, October started off with steady rates around World Scale ("WS") 100 for the benchmark route from the MEG to Japan. From late October until the middle of November, the rates rose dramatically, peaking at WS 226 in the middle of November, the highest rate of the year. Following the peak, the market softened seeing a steady decline until the middle of December, when the decline in rates became steeper towards the traditionally quieter Christmas season. Fixtures were done around WS 120 levels at quarter end, demonstrating the high volatility experienced during the period. The average WS rate from the MEG to Japan in the fourth quarter was about WS 156, compared to WS 83 in the third quarter of 2005. This equates to a TCE of approximately $94,000 per day. The Suezmax market was also strong throughout the quarter, with an average of WS 226. This equates to approximately $70,000 per day.

The tanker market experienced upwards pressure due to disruptions on the supply side, as tonnage was delayed in the US Gulf, Iraq and the Turkish Straits.

The International Energy Agency (IEA) reported in February an average OPEC Oil production, including Iraq, of approximately 29.4 million barrels per day during the fourth quarter of 2005, a 0.06 million barrels per day or 0.2 percent decrease from the third quarter. OPEC decided at its meeting held 31 January to maintain current production levels.

IEA estimates world oil demand averaged 84.1 million barrels per day in the fourth quarter, a 1.3 percent increase from the third quarter in 2005. IEA further predicts that the average demand for 2006 in total will be 85.1 million barrels per day, or a 2.1 percent growth from 2005, hence showing a firm belief in continued demand growth.

The world trading VLCC fleet totalled 472 vessels at the end of the fourth quarter of 2005, an increase of 2.6 percent over the quarter. No VLCCs were scrapped in the period and 12 were delivered. The total order book is at 92 vessels at the end of the fourth quarter, down from 98 vessels after the third quarter of 2005. This represents 19.5 percent of the current VLCC fleet. A total of six VLCCs were ordered during the quarter.

The world Suezmax fleet totalled 334 vessels at the end of the quarter, up from 330 vessels after the third quarter of 2005, a 1.2 percent fleet growth over the quarter. No Suezmaxes were scrapped during the quarter and four were delivered. The total order book at the end of the quarter is 64, unchanged from the end of the third quarter. This represents 19.2 percent of the Suezmax fleet. Four Suezmaxes were ordered during the period.

The tanker market looks healthy for next year. The freight futures market seems to be optimistic, and at the moment it is possible to sell freight futures for the year 2006 at a level that equates to TCEs for VLCCs at approximately $52,000 per day and $40,000 per day for Suezmax.

Strategy

The Board of Frontline will continue to take a cautious approach to new investments. The 2 + 2 optional VLCCs which were ordered in China were done partly to secure a fleet renewal and partly as an opportunistic investment at levels substantially lower than seen offered from Korean and Japanese yards.

The Board firmly believes that in order to meet the world's demand for seaborne transportation of crude, single hull vessels will be needed beyond 2010. Our strategy has been to fix single hull vessels out on long term time charters and currently seven out of our nine single hull VLCCs are fixed out on charters varying from three to five years. In addition we have a number of double hull vessels and OBOs out on timecharters reducing our cash break even rates for remaining unfixed vessels to $24,832 and $15,889 per day for VLCCs and Suezmaxes respectively.

Frontline continues to hold 3,860,000 shares in General Maritime Corporation ("Genmar"). Through Genmar's repurchase of their own stock Frontline's ownership in the Company has increased from 9.9 percent to 11.25 percent in January 2006.

The Company remains committed long term to work for a further consolidation in the tanker market.

As reported in the last report the Company has established a separate FSPO team. Development work for a generic FPSO has started and the Company expects to convert a number of our single hull vessels to FPSO/FSO in the years to come.

The very high activity in the drilling and offshore sector has lead to increased demand for transportation of rigs and equipment for offshore projects. The Board has therefore approved a project for conversion of two Suezmaxes into heavylift vessels. The vessels will be converted at a yard in China and expected completion is end of 2006.

The shareholders are assured that the Company's main focus will remain in crude oil transportation. However, in order to maximize the long term value of the fleet and the skills of our organisation, the Company will actively pursue new opportunities which can extract enchanced value from the Group's assets.

Outlook

The current upturn in the tanker market has lasted for more than three years, and the freight rates so far this winter have been stronger than we expected in spite of the record high fleet growth in 2005 of around seven percent.

IEA projects oil consumption to rise by 2.1 percent in 2006 and the fleet growth will be moderate at an estimated 3.6 percent in the VLCC segment and 7.1 percent in the Suezmax segment.

The market consensus has been that the freight market will show a negative development in 2006 and 2007. However the fact that the fleet growth will be lower than in 2005, and that the oil demand growth is expected to be higher than in 2005, increase the likelihood of a positive market scenario. The trend with falling oil production in short haul transportation areas like the North Sea and US Gulf and the low non-US oil inventory storage numbers further increases this likelihood. The current strength of the market with VLCC fixtures AG-East currently above $100,000 per day confirms the tightness of the market. The main uncertainty remains a possible negative development in the world's economy.

The charter coverage and the low cash break even rates put the Company in a healthy financial position. The Board expects the Company to deliver strong results for the first quarter as well as strong results and solid dividend payments for the full year.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

February 17, 2006
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

         Contact: Tor Olav Troim: Director, Frontline Ltd
         +44 7734 976 575

         Oscar Spieler: Chief Executive Officer, Frontline Management AS +47 23 11 40 79

         Tom Jebsen, Chief Financial Officer, Frontline Management AS +47 23 11 40 21


                                        FRONTLINE GROUP FOURTH QUARTER REPORT (UNAUDITED)


---------------------------------------------------------------------------------------------------------------------------
     2004          2005         INCOME STATEMENT                                                2005           2004
   Oct-Dec        Oct-Dec                                                                      Jan-Dec       Jan-Dec
  (restated)                    (in thousands of $)                                                         (restated)
---------------------------------------------------------------------------------------------------------------------------
       655,735      430,368     Total operating revenues                                        1,513,833     1,854,331
        19,799      (1,896)     Gain (loss) from sale of assets                                    76,081        19,574
       105,583       96,646     Voyage expenses and commission                                    337,221       361,609
        37,786       33,218     Ship operating expenses                                           148,702       130,385
         7,890        5,324     Charterhire expenses                                               11,711        39,302
         6,976        6,212     Administrative expenses                                            21,181        26,500
        45,954       50,197     Depreciation                                                      198,359       180,497
       204,189      191,597     Total operating expenses                                          717,174       738,293
       471,345      236,875     Operating income                                                  872,740     1,135,612
         8,380       11,197     Interest income                                                    41,040        31,596
       (50,337)     (53,812)    Interest expense                                                 (215,994)     (205,461)
         4,620         (154)    Share of results from associated companies                          3,691        10,553
        17,099        6,779     Other financial items                                              47,189         3,566
        (8,935)       4,497     Foreign currency exchange gain (loss)                              18,830        (4,931)
       442,172      205,382     Income before taxes and minority interest                         767,496       970,935
       (47,335)     (69,833)    Minority Interest                                                (169,459)      (64,995)
           (64)         (64)    Taxes                                                                  17          (178)
       103,460       (1,706)    Discontinued operations                                             8,785       117,620
       498,233      133,779     Net income                                                        606,839     1,023,382

---------------------------------------------------------------------------------------------------------------------------
                                Basic Earnings Per Share Amounts ($)
         $5.28        $1.81     EPS from continuing operations before cumulative effect             $7.99        $12.21
                                of change in accounting principle
         $6.66        $1.79     EPS                                                                 $8.11        $13.79
---------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------
                                Income on timecharter basis ($ per day per ship)*
       111,200       65,800     VLCC                                                               57,400        78,000
        85,000       44,100     Suezmax                                                            40,300        57,900
        31,100       32,900     Suezmax OBO                                                        34,900        27,900
---------------------------------------------------------------------------------------------------------------------------

                    *    Basis = Calendar days minus off-hire. Figures after deduction of broker commission

--------------------------------------------------------------------------------
                                                        2005           2004
BALANCE SHEET                                          Dec 31         Dec 31
(in thousands of $)                                                 (audited)
--------------------------------------------------------------------------------

ASSETS

Short term
Cash and cash equivalents                                 100,533       105,702
Restricted cash                                           636,790       592,607
Other current assets                                      398,148       456,595

Long term
Newbuildings and vessel purchase options                   15,927        24,231
Vessels and equipment, net                              2,584,847     2,254,361
Vessels under capital lease, net                          672,608       718,842
Investment in finance lease                                96,057       107,664
Investment in associated companies                         10,169        22,955
Deferred charges and other long-term assets                52,760        55,803
Total assets                                            4,567,839     4,338,760


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term debt and current portion of long term debt     240,191       151,614
Current portion of obligations under capital lease         25,142        21,498
Other current liabilities                                 187,645       166,320

Long term
Long term debt                                          2,199,538     1,990,131
Obligations under capital lease                           706,279       732,153
Other long term liabilities                                23,128        30,346
Minority interest                                         470,750       328,730
Stockholders' equity                                      715,166       917,968
Total liabilities and stockholders' equity              4,567,839     4,338,760
--------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
     2004           2005                                                                        2005           2004
    Oct-Dec        Oct-Dec        STATEMENT OF CASHFLOWS                                      Jan-Dec        Jan-Dec
                                  (in thousands of $)                                                       (audited)
----------------------------------------------------------------------------------------------------------------------------
                                  OPERATING ACTIVITIES
        498,233      133,779      Net income (loss)                                               606,839     1,023,382
                                  Adjustments to reconcile net income to net cash
                                  provided by operating activities
         47,761       50,996      Depreciation and amortisation                                   215,836       194,083
          3,007        3,039      Unrealised foreign currency exchange (gain) loss                 (2,222)          390
       (126,455)       1,876      Gain or loss on sale of assets                                 (109,657)     (126,230)
         (4,620)         153      Results from associated companies                                (3,692)      (10,552)
        (15,818)      (4,187)     Adjustment of financial derivatives to market value             (12,335)      (15,675)
         46,788       69,153      Other, net                                                      166,173        61,658
       (207,684)     (73,490)     Change in operating assets and liabilities                      139,743      (217,269)
        241,212      181,319      Net cash provided by operating activities                     1,000,685       909,787


                                  INVESTING ACTIVITIES
        (25,742)     (33,833)     Maturity (placement) of restricted cash                         (44,183)      299,280
        (14,713)     (27,209)     Acquisition of minority interest                                (33,083)      (14,713)
        (80,306)     (32,586)     Additions to newbuildings, vessels and equipment               (558,163)     (126,947)
         (4,360)          67      Advances to associated companies, net                            (2,612)      (37,424)
              -            -      Proceeds from sale of investments in associated                       -        11,181
                                  companies
              -            -      Acquisition of subsidiaries, net of cash acquired                     -       (18,858)
          8,428        6,069      Receipt from investment in finance lease and loans               20,540        17,482
                                  receivable
        (14,927)     (69,212)     Purchase of other assets                                        (15,286)      (15,098)
         59,104            -      Proceeds from sale of assets                                    250,339        59,787
                                                                                                   16,800             -
              -            -      Loan advances to related parties                                      -             -

              -            -      Repayment of loan advances by related parties                  (365,648)      174,690

       (72,516)    (156,704)      Net cash provided by (used in) investing activities


                                  FINANCING ACTIVITIES
         35,606       68,499      Proceeds from long-term debt, net of fees paid                1,653,098     1,707,655
        (51,202)     (35,116)     Repayments of long-term debt                                 (1,361,500)   (1,814,269)
         (5,104)      (5,772)     Repayment of capital leases                                     (22,230)      (20,310)
       (217,304)    (142,988)     Dividends paid                                                 (909,574)   (1,038,315)
         15,411            -      Issue of shares, net                                                  -        62,275
       (222,593)    (115,377)     Net cash used in financing activities                          (640,206)   (1,102,964)

        (53,897)     (90,762)     Net increase (decrease) in cash and cash equivalents             (5,169)      (18,487)
        159,599      191,295      Cash and cash equivalents at start of period                    105,702       124,189
        105,702      100,533      Cash and cash equivalents at end of period                      100,533       105,702
----------------------------------------------------------------------------------------------------------------------------


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                 Frontline Ltd.
                                  (Registrant)




Date  March 6, 2006                      By  /s/ Tom E. Jebsen
                                             ---------------------
                                                 Tom E. Jebsen
                                                 Principal Financial Officer





SK 02089 0009 652029